DODGE & COX
Investment Managers | San Francisco

Portfolio Overview
Dodge & Cox Stock Fund
Stock Fund Portfolio Characteristics
Diversified portfolio of 75–95 securities
Long-term investment horizon
Well-established companies:
– Weighted average market capitalization of $66 billion
Below-average valuations
– Price-to-earnings ratio of 12.0x (a)
– Price-to-book ratio of 1.3x
– Dividend yield of 2.9%
Gradual portfolio changes
(a)
Portfolio estimates: Dodge & Cox. Trailing P/E calculation excludes negative earners. For illustrative purposes only.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Dodge & Cox Stock Fund
Total net assets: $45.3 billion
Net asset value per share: $97.44
Expense ratio: 0.52%
[Company Name]
Stock Fund account(s) value: $0.0 million
(as of September 30, 2008)
Client inception date: [Month Year]
as of September 30, 2008
08-406  |
Cash
2.6%
Equity
97.4%

DODGE & COX
Investment Managers | San Francisco

Stock Fund Portfolio Characteristics
Diversified portfolio of 75–95 securities
Long-term investment horizon
Well-established companies:
– Weighted average market capitalization of $66 billion
Below-average valuations
– Price-to-earnings ratio of 12.0x (a)
– Price-to-book ratio of 1.3x
– Dividend yield of 2.9%
Gradual portfolio changes
Dodge & Cox Stock Fund
Total net assets: $45.3 billion
Net asset value per share: $97.44
Expense ratio: 0.52%
as of September 30, 2008
Portfolio Overview
Dodge & Cox Stock Fund
(a) Portfolio estimates: Dodge & Cox. Trailing P/E calculation excludes negative earners. For illustrative purposes only.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Cash
2.6%
Equity
97.4%
08-406  |

DODGE & COX
Investment Managers | San Francisco

Portfolio Structure
Dodge & Cox Stock Fund
(a) Portfolio estimates: Bloomberg, excluding negative earners. S&P 500 estimates: Standard & Poor’s, based on top-down analysis. (b) Industrials only. (c) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a
Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
Stock Fund Portfolio Characteristics
Stock Fund S&P 500
Price/Earnings (forward)
(a)
11.2x 17.0x
Price/Sales
(b)
0.6x 1.2x
Price/Book Value 1.3x 2.3x
Weighted Average Market Cap. $66B $87B
Median Market Cap. $17B $9B
Dividend Yield 2.9% 2.4%
30-Day SEC Yield
(c)
1.6%
Stock Fund Annualized Total Returns as of September 30,
2008: 1 Year –29.6%; 5 Years 5.4%; 10 Years 8.9%.
Ten Largest Equity Holdings
Hewlett-Packard Co. 5.3%
Comcast Corp. (Cl A) 5.0%
Novartis AG (ADR) 3.3%
Time Warner Inc. 3.0%
Sanofi-Aventis (ADR) 3.0%
Capital One Financial Corp. 3.0%
GlaxoSmithKline PLC (ADR) 2.9%
Amgen Inc. 2.7%
General Electric Co. 2.7%
Wells Fargo & Co. 2.6%
Total Weight 33.5%
as of September 30, 2008
08-406  |
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities Cash
Dodge & Cox
S&P 500

DODGE & COX
Investment Managers | San Francisco

Portfolio Structure
Dodge & Cox Stock Fund
08-406  |
as of September 30, 2008
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities Cash
Dodge & Cox
Russell Value
S&P 500
Ten Largest Equity Holdings
Hewlett-Packard Co. 5.3%
Comcast Corp. (Cl A) 5.0%
Novartis AG (ADR) 3.3%
Time Warner Inc. 3.0%
Sanofi-Aventis (ADR) 3.0%
Capital One Financial Corp. 3.0%
GlaxoSmithKline PLC (ADR) 2.9%
Amgen Inc. 2.7%
General Electric Co. 2.7%
Wells Fargo & Co. 2.6%
Total Weight 33.5%
(a) Portfolio estimates: Bloomberg, excluding negative earners. S&P 500 estimates: Standard & Poor’s, based on top-down analysis. (b) Industrials only. (c) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
Stock Fund Portfolio Characteristics
Stock Fund S&P 500 Russell Value
Price/Earnings (forward)
(a)
11.2x 17.0x 10.8x
Price/Sales
(b)
0.6x 1.2x 1.0x
Price/Book Value 1.3x 2.3x 1.7x
Weighted Average Market Cap. $66B $87B $91B
Median Market Cap. $17B $9B $4B
Dividend Yield 2.9% 2.4% 3.2%
30-Day SEC Yield
(c)
1.6%
Stock Fund Annualized Total Returns as of September 30, 2008:
1 Year –29.6%; 5 Years 5.4%; 10 Years 8.9%.

DODGE & COX
Investment Managers | San Francisco

This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Portfolio Holdings
Dodge & Cox Stock Fund
as of September 30, 2008
Technology, Media and
Telecommunications 35.5% Health Care 24.7% Finance 14.0% Industrials / Energy 17.0% Consumer 8.8%
08-406  |
CONSUMER ELECTRONICS 4.1% HEALTH CARE SERVICES 6.6% BANKS 4.5% ENERGY 8.2% CONSUMER DURABLES 2.0%
Panasonic Corp. (ADS) Cardinal Health Inc. HSBC Holdings PLC (ADS) Baker Hughes Inc. Ford Motor Co.
Sony Corp. (ADS) Health Management Associates Inc. (Cl A) Wachovia Corp. Chevron Corp. General Motors Corp.
UnitedHealth Group Inc. Wells Fargo & Co. ConocoPhillips Genuine Parts Co.
ELECTRONIC MEDIA 11.4%
WellPoint Inc. Occidental Petroleum Corp. Masco Corp.
FINANCIAL SERVICES 7.1%
Royal Dutch Shell PLC (ADS)
Comcast Corp. (Cl A)
PHARMACEUTICALS 18.1%
Schlumberger Ltd.
PUB/LEISURE 0.4%
DISH Network Corp. (Cl A)
& MEDICAL DEVICES
Capital One Financial Corp.
Liberty Global Inc C Citigroup Inc.
GENERAL INDUSTRIAL 3.6%
Interpublic Group Of Cos.
Liberty Global Inc.  (Cl A) Amgen Inc. Credit Suisse Group (ADS)
Liberty Media Entertainment Boston Scientific Corp. Fannie Mae General Electric Co.
RETAIL & DISTRIBUTION 6.4%
News Corp. (Cl A) Covidien Ltd. Legg Mason Inc. Koninklijke Philips Electronics N.V. (ADS)
Time Warner Inc. GlaxoSmithKline PLC (ADS) SLM Corp. Tyco Intl CarMax Inc.
Novartis AG (ADS) Home Depot Inc.
ELECTRONICS & COMPUTERS 0.6%
Pfizer Inc.
INSURANCE 2.4% INDUSTRIAL COMMODITIES 3.2%
Liberty Media Interactive Series A
Sanofi-Aventis (ADS) Macy's Inc.
Kyocera Corp. (ADS) Wyeth Aegon N.V. (ADS) Cemex S.A.B. de C.V. (ADS) Sherwin-Williams Co.
American International Group Inc. Domtar Corp. Wal-Mart Stores Inc.
TECHNOLOGY 18.0%
Genworth Financial Inc. (Cl A) Dow Chemical Co. Walgreen Co.
Loews Corp. Vulcan Materials Co.
BMC Software Inc. Travelers Cos. Inc.
Cadence Design Systems Inc.
TRANSPORTATION 2.1%
Citrix Systems Inc.
Computer Sciences Corp. FedEx Corp.
Compuware Corp.
eBay Inc.
Ericsson ADR
Hewlett-Packard Co.
Hitachi Ltd. (ADS)
Maxim Integrated Products Inc.
Molex Inc.
Molex Inc. (Cl A)
Motorola Inc.
Pitney Bowes Inc.
Sun Microsystems Inc.
Synopsys Inc.
Thomson (ADS)
Tyco Electronics Ltd.
Xerox Corp.
TELECOM 1.4%
Sprint Nextel Corp.

DODGE & COX
Investment Managers | San Francisco

Summary of Transactions
Dodge & Cox Stock Fund
July 1, 2008 – September 30, 2008
08-406  |
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
NEW PURCHASES SIGNIFICANT ADDITIONS SALES SIGNIFICANT TRIMS
Energy OCCIDENTAL PETROLEUM CORP
Materials
ROHM AND HAAS CO
Industrials GENERAL ELECTRIC CO
Consumer Discretionary LIBERTY MEDIA CORP-CAP SER A
Consumer Staples
WAL-MART STORES INC
Finance BB&T CORP AMERICAN INTERNATIONAL GROUP BB&T CORP
FANNIE MAE
Information Technology ERICSSON (LM) TEL-SP ADR

DODGE & COX
Investment Managers | San Francisco

Summary of Transactions
Dodge & Cox Stock Fund
January 1, 2008 – September 30, 2008
08-406  |
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
NEW PURCHASES SIGNIFICANT ADDITIONS SALES SIGNIFICANT TRIMS
Energy SPECTRA ENERGY CORP CONOCOPHILLIPS
CHEVRON CORP
OCCIDENTAL PETROLEUM CORP
Materials ALCOA INC
NOVA CHEMICALS CORP
ROHM AND HAAS CO
Industrials GENERAL ELECTRIC CO UNION PACIFIC CORP
Consumer Discretionary
FORD MOTOR CO GAP INC/THE COMCAST CORP-CL A
GENERAL MOTORS CORP LIBERTY MEDIA CORP-CAP SER A PANASONIC CORP-SPON ADR
LIBERTY MEDIA CORP-ENT SER A MCDONALD'S CORP
SHERWIN-WILLIAMS CO/THE NIKE INC -CL B
Consumer Staples
AVON PRODUCTS INC WAL-MART STORES INC
Health Care AMGEN INC BRISTOL-MYERS SQUIBB CO COVIDIEN LTD
UNITEDHEALTH GROUP INC JOHNSON & JOHNSON
WELLPOINT INC
Finance BB&T CORP AMERICAN INTERNATIONAL GROUP BB&T CORP TRAVELERS COS INC/THE
CREDIT SUISSE GROUP-SPON ADR CITIGROUP INC CHUBB CORP
FANNIE MAE SLM CORP
WACHOVIA CORP
WELLS FARGO & CO
Information Technology CADENCE DESIGN SYS INC MOTOROLA INC ELECTRONIC DATA SYSTEMS CORP
ERICSSON (LM) TEL-SP ADR ECHOSTAR CORP-A
SYNOPSYS INC

DODGE & COX
Investment Managers | San Francisco

Deconstructing 20+ Years of Results
Dodge & Cox Stock Fund
All returns of one year or more have been annualized. Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a
Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
Intra-Period Returns (%) Observations
Stock Fund SEC Standardized Average Annual Total Returns as of September 30, 2008: 1 Year -29.59%; 5 Years 5.43%; 10 Years 8.90%
Our price-disciplined investment approach has at times been out of favor.
Since underperformance and outperformance can reverse in surprisingly short periods of time, attempting to time the market (or swings between investment styles) can be hazardous to one’s investment health.
Persistence has been a critical component of long-term results.
for periods ending December 31,
Annual Returns (%)
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
YTD
9/08
Stock Fund 13.8 26.9 -5.1 21.5 10.8 18.3 5.2 33.4 22.3 28.4 5.4 20.2 16.3 9.3 -10.5 32.4 19.2 9.4 18.5 0.1 -26.1
S&P 500 16.6 31.7 -3.1 30.5 7.6 10.1 1.3 37.6 23.0 33.3 28.6 21.1 -9.1 -11.9 -22.1 28.7 10.9 4.9 15.8 5.5 -19.3
Difference -2.9 -4.7 -2.0 -9.0 3.2 8.2 3.8 -4.2 -0.7 -4.9 -23.2 -0.9 25.4 21.2 11.6 3.7 8.3 4.4 2.7 -5.4 -6.8
Years Stock Fund S&P 500 + / -
1988-91 4 13.6 18.0 -4.4
1992-94 3 11.3 6.3 5.0
1995-99 5 21.6 28.6 -7.0
2000-06 7 12.8 1.1 11.7
2007-Sept 08 1.75 -15.8 -8.8 -7.0
1988-Sept 08 20.75 12.0 10.2 1.8
Value of $1000 20.75 $10,482 $7,534 $2,947
08-406  |

DODGE & COX
Investment Managers | San Francisco

Comparative Investment Results
Year Ending September 30, 2008 Total Return (Dodge & Cox Stock Fund vs. S&P 500)
October 1, 2007 – September 30, 2008
08-406  |
-29.6%
-22.0%
-40%
-30%
-20%
-10%
0%
Stock Fund S&P 500
Key Detractors from Results
Very weak returns from Financials holdings (-65% vs. -39% for the Index sector) had the largest negative impact on performance. AIG (-95%),
Wachovia (-93%), Fannie Mae (-92% from initial purchase), and Sallie Mae parent SLM Corp.(-75%) were the most notable detractors, due to government “rescues” and the worsening credit crisis.
The Fund’s holdings modestly underperformed the Index in the Consumer Discretionary sector (-25% vs. -22%). In particular, General Motors (-58%
from initial purchase), News Corp. (-45%) and Sony (-36%) lagged.
Despite a strong return from Wal-Mart (+40%), a lower weighting in the Consumer Staples sector (4% vs. 11% for the Index sector) detracted.
Significant detractors included Sprint Nextel (-68%), Motorola (-61%) and WellPoint (-41%).
Key Contributors to Results
Strong returns from holdings in the Industrials sector helped: Union Pacific was up 23% to date of sale.
A significantly higher weighting in the Health Care sector (21% vs. 12% for the Index sector) was beneficial. Covidien (+31%) and Amgen (+2%)
were notable contributors.
Significant contributors included Wells Fargo (+10%) and holdings sold during the period: Rohm and Haas (+36%, being acquired by Dow Chemical),
Electronic Data Systems (+12%, being acquired by Hewlett-Packard) and McDonald’s (+8%).
Stock Fund Standardized Average Annual
Total Returns as of September 30, 2008:
1 Year -29.6%; 5 Years 5.4%; 10 Years 8.9%.
Source: FactSet portfolio analysis, Dodge & Cox, S&P 500. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

DODGE & COX
Investment Managers | San Francisco

Comparative Investment Results
Year Ending September 30, 2008 Total Return (Dodge & Cox Stock Fund vs. Russell 1000 Value)
October 1, 2007 – September 30, 2008
08-406  |
-29.6%
-23.6%
-40%
-30%
-20%
-10%
0%
Stock Fund Russell 1000 Value
Key Detractors from Results
Very weak returns from Financials holdings (-65% vs. -38% for the Index sector) had the largest negative impact on performance. AIG (-95%),
Wachovia (-93%), Fannie Mae (-92% from initial purchase), and Sallie Mae parent SLM Corp.(-75%) were the most notable detractors, due to government “rescues” and the worsening credit crisis.
A lower weighting in the Energy sector (9% vs. 17% for the Index sector) hurt relative returns, as our holdings and the sector declined less than the
Index. Baker Hughes (-33%) and Royal Dutch Shell (-28%) were particularly weak.
The Fund’s lack of exposure to the Utilities sector (vs. a 7% weighting for the Index) hurt relative performance, as the sector outperformed the market.
Significant detractors included Sprint Nextel (-68%), Motorola (-61%), General Motors (-58% from initial purchase), News Corp. (-45%) and
WellPoint (-41%).
Key Contributors to Results
A higher weighting in the Health Care sector (21% vs. 8% for the Index sector) was beneficial. Covidien (+31%) and Amgen (+2%) were strong.
Strong returns from holdings in the Industrials sector helped: Union Pacific was up 23% to date of sale.
Significant contributors included Wal-Mart (+40%), Wells Fargo (+10%) and holdings sold during the period: Rohm and Haas (+36%, being acquired by Dow Chemical), Electronic Data Systems (+12%, being acquired by Hewlett-Packard) and McDonald’s (+8%).
Stock Fund Standardized Average Annual
Total Returns as of September 30, 2008:
1 Year -29.6%; 5 Years 5.4%; 10 Years 8.9%.
Source: FactSet portfolio analysis, Dodge & Cox, Russell. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

DODGE & COX
Investment Managers | San Francisco

Expense Information
Dodge & Cox Stock Fund
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Shareholder Transaction Expenses
Sales Load Imposed on Purchases None
Sales Load Imposed on Reinvested Distributions None
Deferred Sales Load None
Redemption Fees None
Exchange Fee None
Annual Fund Operating Expenses
(as a percentage of average net assets)
Management Fees .50%
Distribution Fees None
Other Expenses .02%
Total Fund Operating Expenses .52%
Example: A shareholder would pay the following expenses on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period:
Time Period 1 Year 3 Years 5 Years 10 Years
Expenses $53 $167 $291 $653
This example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
08-406  |
Calendar Year 2007

DODGE & COX
Investment Managers | San Francisco

Performance Results
Dodge & Cox Stock Fund
for periods ending September 30, 2008
08-406  |
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.
Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
YTD 1 Year 3 Years 5 Years 10 Years 20 Years
Stock Fund -26.05% -29.59% -3.30% 5.43% 8.90% 11.90%
Comparative Indices
S&P 500 Index
-19.26% -21.95% 0.23% 5.17% 3.07% 9.94%
Russell 1000 Value Index
-18.85% -23.65% 0.09% 7.11% 5.54% 10.58%
Average Annual Total Returns